November 29, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn:             William Schroeder

Ben Phippen

Jessica Livingston

Nolan McWilliams

Re:	VPC Impact Acquisition Holdings III, Inc.

Amendment No. 1 to

Registration Statement on Form S-4

Filed November 2, 2021

File No. 333-260083

Ladies and Gentlemen:

On behalf of our client, VPC Impact Acquisition Holdings III, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended registration statement on Form S-4 filed on November 2, 2021 (the “Amended Registration Statement”), contained in the Staff’s letter dated November 18, 2021 (the “Comment Letter”).

The Company has publicly filed via EDGAR its second amended registration statement on Form S-4 (the “Second Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Second Amended Registration Statement.

United States Securities and Exchange Commission

November 29, 2021

Amended Registration Statement filed November 2, 2021

General

1.

Refer to Note 2 to the Condensed Consolidated Financial Statements (Unaudited) of your Form 10-Q for the Quarterly Period Ended September 30, 2021. We note your disclosure regarding the revision of previously issued financial statements related to the accounting for your Class A common stock subject to possible redemption. In light of the nature of the error and the potential quantitative significance to certain of the individual line items within temporary and permanent equity, as well as your earnings per share calculations, please provide us with your SAB 99 analysis and tell us your consideration of amending your previously filed financial statements and filing an Item 4.02 Form 8-K stating that such financial statements should no longer be relied upon. In addition, please also consider the need to reassess your conclusions as to whether the error should be characterized as a material weakness.

Response: The Company acknowledges the Staff’s comment and informs the Staff that management has reassessed its conclusion regarding the revisions of previously issued financial statements. In light of the Staff’s comment, after review and approval by the Audit Committee, on November 23, 2021, the Company filed an Item 4.02 Form 8-K regarding non-reliance of previously issued financial statements as well as amended the Form 10-Q filed on November 12, 2021 to restate all prior periods, as well as identify a material weakness as a result of the error in accounting for the Class A common stock subject to possible redemption.

Material United States Federal Income Tax Considerations, page 159

2.

Please refer to your response to comment 1. We note that the Agreement and Plan of Merger provides that the parties intends the transaction to qualify as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code. Given that holders of Dave equity interests will receive as consideration for the transaction shares of VPCC common stock issued under this registration statement, please disclose the material tax consequences to these holders and file an opinion of tax counsel.

Response: The Company acknowledges the Staff’s comment and informs the Staff that the Second Amended Registration Statement has been revised to include a discussion of the material tax consequences that the mergers will have on the Dave stockholders. In addition, a form of tax opinion of Orrick, Herrington & Sutcliffe has been filed as Exhibit 8.1 to the Second Amended Registration Statement.

Provision for unrecoverable advances, page 224

3.

We note your response to comment 4 and your revised disclosure on pages 224 and 227 that the increase in the provision for unrecoverable advances was primarily attributable to an increase in the write-offs of Member advances and an increase (FY 2020) or decrease (FY 2019) to the allowance for unrecoverable advances. Please address the following as it relates to this disclosure:

United States Securities and Exchange Commission

November 29, 2021

•

Given that the provision is used to increase or decrease the allowance for unrecoverable advances, your disclosure that the increase in the provision is partially attributable to an increase or decrease in the allowance does not provide any substantive reasoning for the fluctuation in the provision. In order to provide a more concise explanation, please revise your disclosure to explain how factors such as loss experience, cash recovery patterns, the nature and volume of the portfolio, economic conditions, and other factors impacted your determination of the allowance for unrecoverable advances, which in turn drives the provision for unrecoverable advances for each period presented.

•

In preparing your revised disclosures, please differentiate between the impact of historical write-offs on the determination of the allowance for unrecoverable advances at each period end, and thus the amount of provision for each period presented (e.g., historical loss experience influences the determination of the allowance and thus the amount of provision for each period presented), versus the impact of write-offs for each presented on the allowance for unrecoverable advances (e.g., write-offs are a direct reduction to the allowance).

•

If you choose to quantify the impact of write-offs or any other factors on the provision for unrecoverable advances, please revise your disclosure to adequately explain how you determined the amount for each factor presented. In this regard, we are unclear how you determined that the increase to the provision for unrecoverable advances was attributed to a specific dollar amount increase in the write-offs of member advances and a specific dollar amount increase or decrease to the allowance for unrecoverable advances.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Dave has revised its disclosures on pages F-49 and F-79 to explain (1) how historical loss and collections experiences directly affect Dave’s determination of the allowance for unrecoverable advances, (2) that historical loss and collections experiences influence the determination of the allowance for unrecoverable advances and thus the amount of provision for each period presented, whereas write-offs are a direct reduction to the allowance for unrecoverable advances, and (3) that changes to the provision expense are due to (a) changes in Member advances aged over 120 days or which become uncollectible based on information available to Dave and (b) changes in Member advances aged 120 days or less. All Member advances considered impaired are deemed uncollectible and subsequently written-off.

Note 2. Restatement of Previously-Issued Financial Statements, page F-71

4.	Please tell us why the adjustments to member advances, net of allowance for unrecoverable advances, and the provision for unrecoverable advances offset each other in FY 2019, but not in FY 2020.

Response: The Company respectfully advises the Staff that the FY 2019 Member advances, net of allowance for unrecoverable advances includes only the restatements adjustments related to FY 2019 and as a result, the restatement adjustments completely offset.

The FY 2020 Member advances, net of allowance for unrecoverable advances includes the cumulative restatement adjustments for FY 2020 and FY 2019 and as a result, the restatement adjustments related to the provision for unrecoverable advances expense in FY 2020 will not completely offset against the cumulative restatement adjustments of member advances, net of allowance for unrecoverable advances.

United States Securities and Exchange Commission

November 29, 2021

Note 3, Significant Accounting Policies Member Advances, page F-76

5.

We note your disclosure on pages 221, 237, F-47 and F-76 that subsequent recoveries of Member advances are recorded as a reduction to the provision for unrecoverable advances expense in the condensed consolidated statements of operations. Please tell us why recoveries are recorded as a reduction to the provision for unrecoverable advances expense rather than an offsetting credit to the allowance for unrecoverable advances. Provide us with an example of your journal entries to record an allowance for unrecoverable advances, a write-off of an advance, and for the subsequent recovery of an advance. In addition, please tell us the applicable authoritative accounting guidance considered to support subsequent recoveries being recorded as a reduction to the provision for unrecoverable advances expense.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that recoveries are not recorded as a direct reduction to the provision for unrecoverable advances expense. Subsequent recoveries, if any, of Member advances written-off are recorded as a reduction to Member advances, resulting in a reduction to the allowance for unrecoverable advances and a corresponding reduction to the provision for unrecoverable advances in the consolidated statements of operations when collected. Disclosure on pages 228, 244, F-49 and F-79 of the Second Amended Registration Statement has been updated accordingly.

Below are examples of journal entries to record an allowance for unrecoverable advances, a write-off of a Member advance, and the subsequent recovery of a Member advance.

Record an Allowance for Unrecoverable Advances:

JE#1 Debit	Provision for unrecoverable advances (expense)

Credit	Allowance for unrecoverable advances (contra-asset)

At the end of period 1, an entry is made to record an allowance for unrecoverable advances and a corresponding entry to the provision for unrecoverable advances expense.

Record a Write-off of a Member Advance:

JE #2 Debit	Allowance for unrecoverable advances (contra-asset)

Credit	Member advance (asset)

At the end of period 1, Member advances impaired and deemed uncollectible are written off along with the corresponding allowance for unrecoverable advances.

United States Securities and Exchange Commission

November 29, 2021

Record a Subsequent Recovery of an Advance

JE #3a Debit	Member advance (asset)

Credit	Allowance for unrecoverable advances (contra-asset)

JE #3b Debit	Cash (asset)

Credit	Member advance (asset)

JE #3c Debit	Allowance for unrecoverable advances (contra-asset)

Credit	Provision for unrecoverable advances (expense)

During period 2, the subsequent recovery of an advance occurs. JE# 3a re-establishes the allowance and Member advance previously written off in JE #2. JE #3b records the cash receipt and decreases Member advances receivable for the recovered amount. JE #3c reduces the allowance for unrecoverable advances and the provision for unrecoverable by the amount of the recovery received in the period.

In addition, the Company respectfully advises the Staff that Dave accounts for recoveries of Member advances in accordance with Accounting Standards Codification (“ASC”) Topic 310, Receivables, set forth below.

Per ASC 310-10-35-41,

“The related loan or trade receivable balance shall be charged off in the period in which the loans or trade receivables are deemed uncollectible. Recoveries of loans and trade receivables previously charged off shall be recorded when received.”

Per ASC 310-10-35-42,

“Practices differ between entities as some industries typically credit recoveries directly to earnings while financial institutions typically credit the allowance for loan losses for recoveries. The combination of this practice and the practice of frequently reviewing the adequacy of the allowance for loan losses results in the same credit to earnings in an indirect manner.”

Note 5. Member Cash Advances, Net, page F-87

6.

We note your disclosure on page F-87 that in connection with the adjustments to correct the understatement of the provision for unrecoverable advances expense, the Company recorded a provision for unrecoverable advances expense for the years ended December 31, 2020 and 2019, of approximately $2.3 million and $1.6 million, respectively. Please reconcile this disclosure to your disclosure in Note 2 beginning on page F-71, which indicates that the adjustment to the provision was $6.1 million and $2.7 million for the years ended December 31, 2020 and 2019, respectively.

Response: In response to the Staff’s comment, the requested reconciliations have been provided below.

2019 Reconciliation:

Below is a reconciliation of the $1.6 million to the $2.7 million shown in Note 2 Restatement of Previously-Issued Financial Statements as of December 31, 2019 (in thousands):

United States Securities and Exchange Commission

November 29, 2021

(A) Correction of error for Member advances deemed unrecoverable for the year ended December 31, 2019	$(1,566)
(B) Correction of error related to the recoveries of Member advances for the year ended December 31, 2019	(1,280)
(C) Reduction of allowance for unrecoverable advances	99

Note 2: Restatement adjustments to the Provision for unrecoverable advances expense for the year ended December 31, 2019	$(2,747)

For clarity, we removed the language referencing the restatement adjustments on page F-90 of the Second Amended Registration Statement as these amounts are now reflected in the updated roll-forward of the allowance for unrecoverable advances table per our responses to comments No. 7 and No. 8. For further details on the updated roll-forward of the allowance for unrecoverable advances table, see responses to comments No. 7 and No. 8.

2020 Reconciliation:

Below is a reconciliation of the $2.3 million to the $6.1 million shown in Note 2 Restatement of Previously-Issued Financial Statements as of December 31, 2020 (in thousands):

(A) Correction of error for Member advances deemed unrecoverable for the year ended December 31, 2020	$(2,295)
(B) Correction of error related to the recoveries of Member advances for the year ended December 31, 2020	(4,706)
(C) Reduction of allowance for unrecoverable advances	904

Note 2: Restatement adjustments to the Provision for unrecoverable advances expense for the year ended December 31, 2020	$(6,097)

For clarity, we removed the language referencing the restatement adjustments on pages F-56 and F-87 of the Second Amended Registration Statement as these amounts are now reflected in the updated roll-forward of the allowance for unrecoverable advances table per our responses to comments No. 7 and No. 8. For further details on the updated roll-forward of the allowance for unrecoverable advances table, see responses to comments No. 7 and No. 8.

7.

Please tell us how the provision for unrecoverable advances expense of approximately $2.3 million and $1.6 million for the years ended December 31, 2020 and 2019, respectively, is reflected in the roll-forward of the allowance for unrecoverable advances. In the event it is not reflected in the roll-forward, please tell us why it is not included.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the provision for unrecoverable advances expenses of approximately $2.3 million and $1.6 million related to the restatement adjustments for the years ended December 31, 2020 and 2019, respectively, should have been reflected in the roll-forward table. For clarity, the table to the Note 5 Member Cash Advances, Net disclosure has been updated to include the $2.3 million and $1.6 million restatement adjustments.

United States Securities and Exchange Commission

November 29, 2021

The revised table is as follows:

Opening allowance balance at January 1, 2019	$3,277
Plus: provision for unrecoverable advances	19,688
Less: amounts written-off	(13,610)

Ending allowance balance at December 31, 2019	9,355

Plus: provision for unrecoverable advances	25,539
Less: amounts written-off	(22,314)
Ending allowance balance at December 31, 2020	$12,580

8.

We note that the provision for unrecoverable advances of $23.2 million and $18.1 million for the years ended December 31, 2020 and 2019, respectively, as shown in the rollforward of the allowance for unrecoverable advances on page F-87 does not agree with the provision for unrecoverable advances of $25.5 million and $19.7 million as shown in the restated consolidated statements of operations on page F-67 and Note 2 (Restatement of Previously-Issued Financial Statements) on pages F-72 and F-73 . Please explain this apparent discrepancy and revise your disclosures as necessary.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the difference between the $23.2 million and $18.1 million for the years ended December 31, 2020 and 2019, respectively, as shown in the roll-forward table and the $25.5 million and $19.7 million as shown in the restated consolidated statements of operations for the years ended December 31, 2020 and 2019, respectively, are $2.3 million and $1.6 million for the years ended December 31, 2020 and 2019, respectively. These amounts should have been reflected in the roll-forward table. For clarity, we updated the Note 5 Member Cash Advances, Net roll-forward disclosure table to include the $2.3 million and $1.6 million restatement adjustments which now agrees to the restated consolidated statements of operations for the years ended December 31, 2020 and 2019.

The revised table is as follows:

Opening allowance balance at January 1, 2019	$3,277
Plus: provision for unrecoverable advances	19,688
Less: amounts written-off	(13,610)

Ending allowance balance at December 31, 2019	9,355

Plus: provision for unrecoverable advances	25,539
Less: amounts written-off	(22,314)
Ending allowance balance at December 31, 2020	$12,580

United States Securities and Exchange Commission

November 29, 2021

9.

Please explain why recoveries are no longer reflected in the roll-forward of the allowance for unrecoverable advances. In this regard, we note that disclosure on page F-56 of the original DRS filed on August 2, 2021 included a reconciling item for recoveries totaling $1.3 million in FY 2019 and $4.7 million in FY 2020, which is no longer presented in the roll-forward on page F-87.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that recoveries were incorrectly included as a reconciling item in the roll-forward of the allowance for unrecoverable advances prior to the restatement. As part of the restatement, Dave management corrected an error originated in the design of the journal entries related to the recoveries of Member advances and subsequently determined that this table incorrectly included recoveries as a reconciling item. As part of the restatement, this table on page F-56 of the original draft registration statement submitted on August 2, 2021 was corrected to remove recoveries.

* * *

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Scott R. Zemnick, VPC Impact Acquisition Holdings III, Inc.